C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

November 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MBIA Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Quarter Ended March 31, 2010

File No. 001-9583

Dear Mr. Rosenberg:

With respect to our letter to you filed on November 10, 2010, please note that we will respond to your letter dated October 28, 2010 no later than Friday, November 26, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin